FRANKLIN TEMPLETON INVESTMENTS

ONE FRANKLIN PARKWAY

SAN MATEO, CA 94403-1906

April 4, 2016

Filed via EDGAR

Ms. Karen Rossotto, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:            Franklin Custodian Funds (the “Registrant”)

                        (File Nos. 002-11346; 811-00537)

Dear Ms. Rossotto:

On behalf of the Registrant, submitted herewith under the EDGAR system are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Amy C. Fitzsimmons on March 7, 2016 with regard to Post-Effective Amendment Nos. 108/53 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”), which was filed with the Commission on January 20, 2016 under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”).  The Amendment was filed in order to register the shares of a new series of the Registrant, the Franklin Focused Growth Fund (the “Fund”), under the 1933 Act, and to register the Fund under the 1940 Act.  Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Amendment.

Prospectus Fund Summary

1.         Comment:  With respect to the annual fund operating expenses table, please explain why “Other expenses” are so high in light of the fact that this Fund is a basic equity fund.

Response:  The Fund’s estimated “Other expenses” reflect the anticipated size of the Fund during the first year of operations, which is expected to be relatively small.  Due to the anticipated small size of the Fund and the inclusion of start-up and organizational expenses, the Fund’s other expenses are estimated to be high because the Fund is not expected to realize economies of scale in the first year.  The investment manager has contractually agreed to waive fees and reimbursement expenses to reduce the Fund’s actual net expenses for the first year, as reflected in the fee table.

2.         Comment:  With respect to footnote 2 in the annual fund operating expenses table that describes the fee waiver and expense limitation agreement, please confirm that the fee waiver and expense limitation agreement will be in place for at least one year from the effective date of the Amendment.

Response:  The fee waiver and expense limitation agreement will be in place for at least one year from the effective date of the Amendment.  The disclosure in the prospectus has been revised accordingly.

U.S. Securities and Exchange Commission

April 4, 2016

3.         Comment:  In the first paragraph of the “Principal Investment Strategies” section of the Fund Summary, the disclosure states: “. . . the Fund invests predominately in equity securities of companies…”  Please disclose any other types of instruments in which the Fund will invest principally and disclose the related risks.

Response:  The principal investments of the Fund are included in the Fund Summary section of the prospectus.  To the extent that the Fund invests in any other investments, such investments are not expected to be a principal strategy of the Fund.

4.         Comment:  In the second paragraph under “Principal Investment Strategies,” the disclosure states: “[i]n addition to the Fund’s main investments, the Fund may invest a portion (up to 25%) of its assets in foreign securities.”  Please describe what the Fund’s “main” investments are (e.g., can the Fund invest up to 25% of its assets in foreign debt securities).

Response:  The disclosure has been revised to reflect that the foreign securities in which the Fund may principally invest are equity securities.

5.         Comment:  Please confirm whether the Fund will be investing in emerging markets securities as a principal investment.  If so, please add such disclosure to the principal investment strategies section of the prospectus.  If not, please delete the applicable risk.

Response:  The disclosure has been revised as requested.

6.         Comment:  Please confirm that the Fund will be diversified under the 1940 Act in light of its anticipated portfolio consisting of “20-50 companies.”  If not, please add applicable disclosure regarding the Fund’s non-diversified status.

Response:  The Fund expects to be a “diversified” fund under the 1940 Act.

7.         Comment:  With respect to the disclosure in the Fund’s prospectus stating that “the Fund may have significant positions in particular sectors…,” please confirm that these positions will not be significant enough for the Fund to be concentrated in any industry or a group of industries.

Response:  The Fund will not be concentrated in any industry or group of industries.  The Fund’s exposure may be significant with respect to a particular sector, but not with respect to a particular industry.

8.         Comment:  With respect to the statement in the Principal Investment Strategies section regarding the Fund’s potential focus on the information and healthcare sectors, please add specific risk disclosure with respect to these sectors in the Principal Risks section if such investments are expected to be principal.

Response:  It is not currently known in which sectors the Fund will be focused as the Fund’s focus will be primarily a result of the investment manager’s continuous bottom-up analysis and current economic conditions.  Therefore, the disclosure related to particular sectors has been removed from the Fund Summary section of the prospectus.

9.         Comment:  Under the “Purchase and Sale of Fund Shares” section, please state whether there is a minimum investment for subsequent purchases.

U.S. Securities and Exchange Commission

April 4, 2016

Response:  The disclosure has been revised as requested.

Prospectus Fund Details

10.       Comment:  With respect to the “Focus – Technology companies” risk under the “Principal Risks” section, please confirm whether the technology sector to which the Fund is exposed is the information technology or the biotech and healthcare technology sectors and revise the disclosure accordingly.

Response:  The disclosure has been revised as appropriate.

11.       Comment:  Under the “Management” section of the prospectus, please specifically disclose the period and type of shareholder report in which the discussion of the basis for board of trustees approving the investment management contract of the Fund will appear.

Response:  The disclosure has been revised as requested.

12.       Comment:  Under “Account Policies – Calculating Share Price,” add the disclosure required by Instruction 2 to Item 11(a) of Form N-1A.

Response:  The disclosure has been added as requested.

Statement of Additional Information

13.       Comment:  With respect to the Fund’s fundamental investment restriction on lending, please provide an explanation on why the Registrant believes “direct corporate loans” should be an exception to the 33 1/3% limitation.

Response:  The Fund’s fundamental investment restriction regarding making loans recites the Fund’s policy with respect to making loans to other persons, as required by Section 8(b)(1) of the 1940 Act, and excepts from that restriction engaging “in direct corporate loans in accordance with [a Fund’s] investment goals and policies,” as well as the purchase of debt securities, other debt instruments and loan participations.  In general, “direct corporate loans” or direct investments in corporate loans are investments in new corporate loans where a fund may invest as an initial investor and have a direct contractual relationship with the borrower (as opposed to a participation interest where the fund’s sole contractual relationship is with the seller of the interest).  Purchasing a loan or an interest in a loan in this fashion would allow a fund to avoid the credit risk of the agent bank or other intermediary.  The Registrant does not believe that a limitation on the purchase of direct corporate loans (or the purchase of any of the other loan instruments excepted from the restriction) is required by the 1940 Act.  In this regard, as noted above, Section 8(b)(1) of the 1940 Act requires that the Fund include a recital of the policy in respect to making loans, but there is no requirement that loans are limited or prohibited.

8.         Comment:  With respect to the Fund’s fundamental investment restriction on concentration, please note that to the extent that the Fund is invested in underlying funds, the Commission takes the position that the Fund should look through to the holdings of the underlying funds to monitor its industry concentration policy.  Accordingly, when the Fund determines its underlying concentration, please confirm that it will look through affiliated funds and will not ignore information about unaffiliated funds.

Response:  To the extent that the Fund invests in underlying funds, the Fund confirms that it will take into account the holdings of the affiliated underlying funds in which it invests and will not ignore information about unaffiliated underlying funds.

U.S. Securities and Exchange Commission

April 4, 2016

9.         Comment:  Under “Glossary of Investments, Techniques, Strategies and Their Risks – Small and mid cap companies,” there are two definitions of “small cap” companies set forth in the disclosure.  Please confirm whether the “small companies” in which the Fund invests are required to meet both definitions.  If not, please clarify the disclosure.

Response:  The disclosure has been revised as requested.

10.       Comment:  With respect to the section “Policies and Procedures Regarding the Release of Portfolio Holdings,” please add disclosure to fulfill the requirements of Form N-1A, Items 16(f)(1)(vi) and (vii) to describe how conflicts are resolved and the manner in which the Registrant’s Board of Trustees exercises oversight of disclosure of the Fund’s portfolio securities.

Response:  The Registrant believes that the policies summarized in the section of the Part B titled “Policies and Procedures Regarding the Release of Portfolio Holdings” adequately addresses the requirements of Form N-1A, Items 16(f)(1)(vi) and (vii).

The Registrant acknowledges that:  (i) it is responsible for the adequacy of the disclosure in its filings; (ii) the Commission is not foreclosed from taking any action with respect to the filing; (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please do not hesitate to contact Amy Fitzsimmons at (215) 564-8711 or Kristin Ives at (215) 564-8037 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/Karen L. Skidmore

Karen L. Skidmore

Vice President and Secretary